UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 4, 2023

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11

Corporate Registry (NIRE): 33.300.324.631

MATERIAL FACT

Agreement regarding the Adjusted Closing Price for the acquisition Oi’s mobile assets

TIM S.A. (“TIM” or “Company”) (B3: TIMS3; NYSE: TIMB), pursuant to Article 157 of Law No. 6,404 and the provisions of CVM Resolution No. 44 and, in continuity with the Material Facts disclosed on September 19, 2022, October 3, 2022 and October 4, 2022, informs its shareholders and the market in general that the Arbitration Court approved an agreement in relation to the Post-Closing Adjustment (as defined in the Contract), entered into between the Company, Telefônica Brasil S.A. and Claro S.A. (“Buyers”), and otherwise, Oi S.A. – In Judicial Recovery (“Seller” and, together with the Buyer, the “Parties”) (“Agreement”), as a way of putting an end to the controversy and the arbitration procedure related to the Post-Closing Adjustment. The final price for the UPI Mobile Assets portion attributed to the Company, considering the Post-Closing Adjustment negotiated in the Agreement, was R$ 6.68 billion, taking as reference the closing date (“TIM Adjusted Final Price”).

Taking into account the TIM Adjusted Final Price, the Company redeemed a portion corresponding to half of the amount that had been deposited in court and subsequently transferred to the Arbitration Court (equivalent to approximately R$ 317 million on the closing date, updated by 100% variation of the CDI index until the judicial deposit and also with interest and/or monetary update, applicable until the date of the respective redemption), and the remaining amount was withdrawn by the Seller as part of the purchase price of the UPI Mobile Assets attributed to the Company.

As a result of the agreement, all pending issues and disputes between the Company and Oi in relation to the acquisition of UPI Mobile Assets will be ended, including the arbitration procedure for discussing the Post-Closing Adjustment and the procedural incident that ordered the judicial deposit of the Amount Withheld.

The Company will keep its shareholders and the market in general duly informed about material facts related to the matter, in accordance with CVM Resolution No. 44 and applicable legislation.

Rio de Janeiro, October 04, 2023.

TIM S.A.

Alberto Mario Griselli

Chief Executive Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: October 4, 2023	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer